Oncolytics Biotech® Achieves Success Criteria for Efficacy in the Pancreatic Cancer Cohort of GOBLET

Partial responses achieved in all patients in cohort’s 1b portion

Expansion criteria for pancreatic cancer cohort has been met to allow for additional patient enrollment

Data suggest pelareorep synergistically combines with chemotherapy and checkpoint inhibition in a highly challenging indication and are featured in an abstract at the ESMO World Congress on Gastrointestinal Cancer

SAN DIEGO, CA and CALGARY, AB, June 28, 2022 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) today announced that the pancreatic cancer cohort of the multi-indication phase 1/2 GOBLET study has met the efficacy expansion criteria for Stage 1 of the trial. The data from the phase 1b portion of this cohort, which are featured in an abstract accepted for a poster presentation at the European Society for Medical Oncology (ESMO) World Congress on Gastrointestinal Cancer 2022, show a strong efficacy signal as evidenced by all patients achieving a partial response (n = 3). An independent safety review noted no toxicity concerns in these patients. The trial’s metastatic colorectal and advanced anal cancer cohorts are proceeding as planned.

The GOBLET study’s pancreatic cancer cohort is evaluating the safety and efficacy of pelareorep in combination with Roche’s anti-PD-L1 checkpoint inhibitor atezolizumab and the chemotherapeutic agents gemcitabine and nab-paclitaxel. Per the study’s Simon two-stage design, any cohort meeting a pre-specified efficacy threshold in Stage 1 (defined as achieving a minimum number of objective radiologic responses by week 16) may be expanded to enroll additional patients in an optional Stage 2 study expansion. In addition to evaluating the safety and efficacy of pelareorep-atezolizumab combinations, the study seeks to assess the potential of CEACAM6 and T cell clonality to serve as predictive biomarkers that may increase the probability of success in subsequent trials by informing patient selection. The study is being conducted at 14 clinical sites in Germany and is being managed by AIO, a leading academic cooperative medical oncology group.

“With Stage 1’s pre-specified efficacy threshold met after just the first three patients, the GOBLET trial’s pancreatic cancer cohort is clearly exceeding expectations,” said Dirk Arnold M.D., Ph.D., Director of Asklepios Tumorzentrum Hamburg, and primary investigator of the GOBLET trial. “Novel therapeutic approaches are urgently needed in pancreatic cancer, as standard-of-care chemotherapy has a limited response rate, and less than 2% of patients are eligible for treatment with checkpoint inhibitors. Prior data in pancreatic cancer patients demonstrated pelareorep’s ability to remodel the tumor microenvironment to be less immunosuppressive. These latest results indicate that pelareorep’s immunotherapeutic effects may enhance the efficacy of checkpoint inhibitors in pancreatic cancer and increase tumor response rates. This promising finding suggests that pelareorep has the potential to dramatically improve the current therapeutic approach in an indication that is amongst the most difficult to treat.”

Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics Biotech Inc., commented, “Though early, these data provide a strong and exciting signal of efficacy for the studied combination. Looking forward, we will continue to follow this cohort closely to see if its initial positive results are substantiated as additional patients are evaluated and the data mature. If this impressive signal persists, it may enable us to pursue regulatory paths in pancreatic cancer that include subsequent trials designed to facilitate an expedited approval. We intend to engage regulators to gain insights on pelareorep’s optimal path forward in pancreatic cancer later this year and believe this program has the potential to provide a significant source of value that will complement our core efforts in breast cancer.”

Additional details related to the upcoming poster and corresponding abstract, entitled, GOBLET: A phase 1/2 multiple indication signal finding and biomarker study in advanced gastrointestinal cancers treated with pelareorep and atezolizumab – safety and preliminary response results, are shown below.

Congress Location: Centre de Convencions Internacional de Barcelona (Barcelona, Spain)

Session Date: Thursday, June 30, 2022
Session Times: 9:30 - 10:00 a.m. CET and 5:15 - 5:45 p.m. CET
Abstract Number: P-49

The poster’s corresponding abstract is currently available for viewing on the congress website (LINK). A copy of the poster will be available on the Posters & Publications page of Oncolytics' website (LINK) following the conclusion of the congress.

About GOBLET
The GOBLET (Gastrointestinal tumOrs exploring the treatment comBinations with the oncolytic reovirus peLarEorep and anTi-PD-L1) study is a phase 1/2 multiple indication study in advanced or metastatic gastrointestinal tumors. The study is being conducted at 14 centers in Germany. The co-primary endpoints of the study are objective response rate (ORR) assessed at week 16 and safety. Key secondary and exploratory endpoints include additional efficacy assessments and evaluation of potential biomarkers (T cell clonality and CEACAM6). The study employs a Simon two-stage design with Stage 1 comprising four treatment groups expected to enroll a total of approximately 55 patients:

1.Pelareorep in combination with atezolizumab, gemcitabine, and nab-paclitaxel in 1st line advanced/metastatic pancreatic cancer patients (n=12);

2.Pelareorep in combination with atezolizumab in 1st line MSI (microsatellite instability)-high metastatic colorectal cancer patients (n=19);

3.Pelareorep in combination with atezolizumab and TAS-102 in 3rd line metastatic colorectal cancer patients (n=14); and

4.Pelareorep in combination with atezolizumab in 2nd line advanced and unresectable anal cancer patients (n=10).

Any cohort showing an ORR above a pre-specified threshold in Stage 1 may be advanced to Stage 2 and enroll additional patients.

About AIO
AIO-Studien-gGmbH (AIO) emerged from the study center of the internal oncology working group within the German Cancer Society (DKG). AIO operates with a non-profit purpose of promoting science and research with a focus on medical oncology. Since its foundation, AIO has become a successful sponsor and study management company and has established itself both nationally and internationally.

About Gastrointestinal Cancer
Excluding skin cancers, colorectal cancer is the third most common cancer, with estimates indicating that 106,180 new cases of colon cancer and 44,850 new cases of rectal cancer will be diagnosed in the U.S. in 20221. Also, for the 2022 year, the American Cancer Society estimates there will be 62,210 new cases of pancreatic cancer2 and 9,440 new cases of anal cancer3 in the U.S.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved oncology treatments. Oncolytics is currently conducting and planning clinical trials evaluating pelareorep in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies as it advances towards a registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

References

1."Key Statistics for Colorectal Cancer." The American Cancer Society, American Cancer Society, Inc., https://www.cancer.org/cancer/colon-rectal-cancer/about/key-statistics.html

2."Key Statistics for Pancreatic Cancer." The American Cancer Society, American Cancer Society, Inc., https://www.cancer.org/cancer/pancreatic-cancer/about/key-statistics.html

3."Key Statistics for Anal Cancer." The American Cancer Society, American Cancer Society, Inc., https://www.cancer.org/cancer/anal-cancer/about/what-is-key-statistics.html

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics' belief as to the potential and benefits of pelareorep as a cancer therapeutic; Oncolytics' expectations as to the purpose, design, outcomes and benefits of its current or pending clinical trials involving pelareorep; Oncolytics’ expectations regarding its ability to pursue regulatory paths in pancreatic cancer that include subsequent trials designed to facilitate an expedited approval; Oncolytics’ intention to engage regulators to gain insights on pelareorep’s optimal path forward in pancreatic cancer later this year; Oncolytics’ belief that its pancreatic cancer program has the potential to provide a significant source of value that will complement its core efforts in breast cancer; our plans to advance towards a registration study in metastatic breast cancer; and other statements related to anticipated developments in Oncolytics' business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics' actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics' ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics' quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com